Presentation to Image Entertainment Stockholders

LIONSGATE

September 2006

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Neither Lionsgate nor any of the other participants in this proxy solicitation has sought or obtained the consent of any third party to the use of any previously published information as proxy solicitation material. We filed our definitive proxy statement with the Securities and Exchange Commission on September 5, 2006 and disseminated copies to Image's stockholders on September 12, 2006. We advise you to read the definitive proxy statement and other documents related to the solicitation of proxies by Lionsgate because they contain important information, including information relating to Lionsgate and to the participants in such proxy solicitation and their direct and indirect interests in the proxy statement. The definitive proxy statement is available at no charge at the SEC's website at http://www.sec.gov.

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Image Entertainment: Time for a Change



$2.45 per share value lost (41%↓)

$5.94

$3.49

December 31, 2004

Today *

Poor financial performance

+

Undisciplined management

+

Conflicted Board of Directors

Destroyed stockholder value

* As of September 22, 2006

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Table of Contents

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Executive Summary

- Lionsgate owns over 18% of Image Entertainment's shares being voted at its upcoming annual meeting of stockholders, making it the second-largest stockholder

- Lionsgate firmly believes action must be taken to protect all stockholders' interests

- Image's poor financial performance, sham "strategic alternatives process" and succession of 11th hour anti-takeover measures and transactions are **unacceptable**

- We have nominated six highly qualified independent directors to replace Image's current conflicted and entrenched Board of Directors

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Image Entertainment Review

Image Entertainment: Consistently Underperforming Broader Market Indices



41% stock decline since January 2005
Indexed Performance
125
100
75
50
25
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
DISK
NASDAQ
S&P 500

* Represents indexed stock price performance beginning January 1, 2005

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Image Entertainment's Performance



Volume

Price

5,000,000 — $7.50

4,500,000

4,000,000 — $6.00

3,500,000

3,000,000 — $4.50

2,500,000

2,000,000 — $3.00

1,500,000

1,000,000 — $1.50

500,000

0 — $0.00

1/3/05   5/9/05   9/12/05   1/16/06   5/22/06   9/22/06

7/14/05 – Lionsgate begins buying Image shares on the open market

9/13/05 – Lionsgate publicly announces offer to acquire Image

4/10/06 – Image hires Lazard to explore strategic alternatives

8/14/06 – Following its 1Q07 earnings call on 8/11, Image announces output agreement with Relativity Media, which analysts continue to question

8/31/06 – Image announced $17 million private placement

7/5/06 – Lionsgate resubmitted offer of $4.00 per share

Volume   Price

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Inconsistent Revenue Growth

- Reported negative year-over-year sales growth in eight of the last 17 quarters

Year-over-Year Sales Growth:



Revenue ($M):	18.4	21.2	25.3	22.0	15.2	20.3	22.8	26.6	26.5	28.6	34.4	28.9	18.6	23.7	39.2	30.4	22.3

Note: Income statement numbers for the quarter ended 6/30/02 adjusted for discontinuation of direct-to-consumer retail distribution segment per 9/30/02 10-Q

Source: Image Entertainment public filings

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Inconsistent Gross Margins

- Image continues to focus on lower margin products



Average Margin: 26.5% | 23.8% | 21.5% | 25.3% | 24.8% | 18.6%

Note: Income statement numbers for the quarter ended 6/30/02 adjusted for discontinuation of direct-to-consumer retail distribution segment per 9/30/02 10-Q

Source: Image Entertainment public filings

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Out of Control Overhead

- Image's overhead costs have been running at an alarming rate of 12.2% to 17.2% of revenues



Source: Image Entertainment and Lionsgate public filings, overhead costs defined as total general and administrative expenses / net revenues

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Declining Operating Margins

- Image's lackluster top-line growth, declining gross margins and bloated corporate overhead consistently result in little-to-no profitability



Average Margin:	(0.3%)	5.1%	0.5%	(9.1%)

Operating Profit ($m):	(1.3)	0.1	(0.2)	1.2	1.1	1.5	2.2	1.2	(1.6)	(0.4)	2.6	(0.0)	(2.0)

Source: Image Entertainment public filings

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History of Missing EPS Estimates

- Image has missed analysts' estimates for six of the last nine quarters, with substantial misses the last two quarters *



	6/30/04	9/30/04	12/31/04	3/31/05	6/30/05	9/30/05	12/31/05	3/31/06	6/30/06
Surprise	**($0.002)**	$0.025	$0.019	**($0.012)**	**($0.008)**	**($0.009)**	$0.008	**($0.063)**	**($0.059)**

* Sources: Analyst estimates are consensus estimates, Thomson One
Actual results: Image Entertainment public filings

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Management without Consistent Direction

- **Management has acted in an undisciplined manner and has not been a judicious steward of stockholders' assets**

  - **Undisciplined Rollup Strategy**

    - We believe Image has overpaid and entered into unfavorable partnership agreements for questionable content

  - **Wasteful Spending on Film Production**

    - Image has spent millions of dollars on an ill-conceived film production business

    - This business has never made any money, and no senior Image executive has any relevant material experience in the highly specialized film production business

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Image Needs Action, Not Hope and Luck

- Fourth Quarter 2006 (ending March 30, 2006)

    - "Profit margins have a tendency to bounce around from quarter to quarter depending on the titles sold. And **I would hope** that by the end of the day, our gross profit margins will average over 25%."

    - "…**if we get lucky** in a couple instances, it will have a positive impact on our numbers."

- First Quarter 2006 (ending June 30, 2005)

    - "It's been a very difficult past several months. The stock performance has been anything but stellar, yet we remain focused on the overall performance of the Company, and with that performance, **hopefully the result will increase stockholder value**."

    --- As quoted by Martin Greenwald
    Chairman, CEO, and President

Source: Thomson Financial, Image Entertainment final conference call transcripts, June 28, 2006 and August 11, 2005

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Questionable Corporate Governance

- Image's Board of Directors has undertaken numerous dilutive and entrenching actions, including:

  - Reincorporated in Delaware, a corporate defensive measure (September 2005)

  - Attempted to introduce a staggered board, which Lionsgate successfully delayed implementation of in Delaware courts (ruling issued June 2006)

  - Implemented a poison pill in order to further entrench current Board and management (October 2005)

  - Extended senior management's employment agreements (October 2005)

  - Announced pursuit of a strategic alternatives process that has not come to any conclusion in 6 months despite a fully financed all cash offer for the company at a significant premium (April 2006)

  - Approved questionable Relativity transaction which we believe is a de facto poison pill (August 2006)

  - Issued convertible notes that convert at a 20% premium in the event of a change of control (August 2006)

    - **These two transactions potentially represent a 39% increase in outstanding shares without prior notice to Image's stockholders** (August 2006)

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Recent Relativity Deal Demonstrates Questionable Corporate Responsibility

- On August 14, 2006, Image announced a distribution deal with Relativity Media that it hailed as a "landmark" and stated "may be the single most significant agreement we've signed in the history of Image Entertainment"

- The recent "landmark" deal with Relativity further entrenches management, while creating significant risks to the value of stockholders' investments

- While Image says it is hopeful that the deal will result in significant financial gains for the company, commenting that it is "projected to add hundreds of millions of dollars to our revenues over the coming years,"…

- …It readily admits that no revenue will be realized from this deal for at least a year, and even then, we believe the likelihood of the delivery of profitable titles at that time is doubtful

- Since the Relativity agreement was announced, Image has failed to disclose any specific Relativity titles for DVD distribution. In fact, Lionsgate recently announced theatrical and DVD distribution of "3:10 to Yuma", a Relativity film

- Image has refused to file the agreements with Relativity with the Securities and Exchange Commission, which would clarify this "landmark" deal

Source: Image Entertainment, 8-K filed August 31, 2006; Image Entertainment Letter to Shareholders, September 18, 2006

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Recent Relativity Deal Demonstrates Questionable Corporate Responsibility

- Image issued 3.4 million shares to Relativity that will be "released" upon meeting certain performance requirements or payment of $3.80 to $4.00 per share upon a change of control

  - Yet Image has characterized Lionsgate's offer of $4.00 per share as "grossly inadequate"

- While the shares must be "released" to Image, there appears to be no restriction on Relativity's right to vote these shares at any meeting of stockholders whose record date is subsequent to the date of their issuance

- This agreement is a veiled self-preservation tactic that flies in the face of good corporate governance

Source: Image Entertainment, 8-K filed August 31, 2006; Image Entertainment Letter to Shareholders, September 18, 2006

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Recent Convertible Debt Offering

- On August 30, Image privately placed $17 million of five year convertible notes and warrants to acquire an additional one million shares, convertible or exercisable (as applicable) at $4.25 per share

- These notes provide a change of control put at a minimum 20% premium to face

- The notes are convertible into 4.0 million shares at a conversion price of $4.25 per share, subject to anti-dilution protection and certain limitations, and the warrants are exercisable for an aggregate of 1.0 million shares at $4.25 per share, subject to anti-dilution protection (a total potential issuance of 5.0 million shares)

- Combined impact of Relativity deal and convert: issuance of 8.4 million shares and share equivalents representing as much as a **39% increase** in outstanding shares at August 25th

- Both of these issuances were consummated **without prior notice to Image's stockholders**

- We believe implementing these transactions on the eve of a stockholder referendum on the company's direction is a veiled self-preservation tactic that flies in the face of good corporate governance

Source: Image Entertainment, 8-K filed August 31, 2006

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Wall Street Continues to Question the Relativity Deal

"In our opinion, there is **still not enough visibility** to determine if this capital infusion [the $17 million convertible issuance] will be sufficient to fund the upfront costs associated with the initial Relativity Media titles… **There is still a fair amount of uncertainty regarding [the deal's] ultimate impact**, particularly since:

1) **We still do not know much** about the upcoming film slate from Relativity Media
2) The first release under the agreement is still about a year away, with a significant ramp up in production likely at least two years out, if not longer; and
3) **Relativity Media's experience** in nonstudio feature film productions is still **nascent.**

Further, although the upside potential is clearly greater, we believe **this agreement also increases the risk profile of the company**, as Image Entertainment will be responsible for all marketing and distribution costs associated with these home video releases."

-- Michael A. Kelman at Susquehanna Financial Group, September 1, 2006

The stock has failed to react significantly as a result of the Relativity deal

Date	Price	
8/11/06	$3.55	Day prior to Relativity announcement
8/14/06	$3.53	Day of Relativity announcement
9/22/06	$3.49	Most recent close

Change to date since day prior to Relativity announcement   **-1.69%**

Source: Susquehanna Financial Group report on Image Entertainment, September 1, 2006 (emphasis added)

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Meanwhile, the Board Fails to Seriously Explore Strategic Alternatives

- The Board formed a Special Committee and hired an advisor, The Salter Group, to review our bid in September last year and to evaluate "other potential alternatives to maximize shareholders value"

- In April of this year, the Special Committee hired Lazard to "examine all potential strategic and financial opportunities to maximize long-term value" and "conduct a thorough review of Image's business and its strategic options"

- In July 2006, Lionsgate submitted a fully financed, all-cash offer of $4.00 per share to Lazard

- Yet the Special Committee never formally responded to our latest offer, has made no substantive announcements about the progress of the strategic review, and refuses to answer questions raised by analysts and the media

Source: Image Entertainment 8-Ks filed September 19, 2005 and April 10, 2006

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Lack of Truly Independent Directors on the Board

- **Six out of the seven** Image directors have certain relationships with Image outside of their board responsibilities:

  - **Ira S. Epstein**, Chairman of the Compensation Committee and of the Special Committee, is Of Counsel at Greenberg Traurig, LLP, a law firm that regularly provides services to Image
    - Last year, Image paid over $450,000 in legal fees to Greenberg Traurig

  - **Robert J. McCloskey**, Chairman of the Nominating and Governance Committee, was until August 2004 the President and CEO of Video One, the parent company of Image's exclusive Canadian distributor

  - **David Coriat** is also associated with Video One as the EVP, CFO and a director of Standard Broadcasting, the former owner of Video One, and a director of Entertainment One Income Fund, the current owner of Video One

  - **M. Trevenen Huxley** provides consulting services to Egami Media, a subsidiary of Image

  - **Lynwood Spinks** is a co-managing member of Relativity Media, with whom Image has a co-distribution agreement

  - **Martin W. Greenwald,** Chairman of the Board, President and Chief Executive Officer since 1981

- Leading authorities have been troubled by Image's re-entrenchment policies and conflicted Board:

  - In 2005, Institutional Shareholder Services recommended against Image's proposal to reincorporate in Delaware, citing its negative impact on shareholder rights and its anti-takeover effects

  - Glass Lewis recommended against the reincorporation proposal and also recommended withholding votes for three Image directors (Ira S. Epstein, M. Trevenen Huxley and Robert J. McCloskey) because the firm saw serious conflicts in the fact that the companies these directors work for are all paid advisors to Image....The Glass Lewis report stated, "We view such relationships **as potentially creating conflicts for directors**, as they may be forced to weigh their own interests in relation to shareholder interests when making board decisions."

Source: Image Entertainment, 14A filed August 29, 2006, and Glass Lewis & Co.'s "Proxy Paper" dated August 12, 2005 (emphasis added)

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Even *The Wall Street Journal* has Questioned Image's Board Objectivity



THE WALL STREET JOURNAL.

MOVING THE MARKET

Tracking the Numbers / *Outside Audit*

Determining Board Independence

Debate Heats Up About Outside Directors' Ties To Image Entertainment

By Kaja Whitehouse

ENTERTAINMENT TYPES are a close-knit bunch, as this continuing takeover tale demonstrates.

About a year ago, media-content developer **Lions Gate Entertainment** Corp. offered to acquire DVD-licensing company **Image Entertainment** Inc.

First, Lions Gate offered its own stock, ...uing Image at about $4 a share, a 33% ...ium to where the share price of the ...worth, Calif., company traded at the ...nage declined. Then Lions Gate, ...Vancouver, offered cash in a deal ...valued Image at about $4 a ... declined again.

...rd to this August: Lions ...xy statement to Image's ...g them to oust their cur... Lions Gate's slate of ... say, will be better ... of the two compa... are scheduled to

...ate the pros ...Lions Gate, ...sted even ...ormance ...rnance ...or is ... full

There's the rub: Five of the seven directors are listed in the company's proxy statement under the heading of having "certain relationships and related transactions" with Image, even though those five are also billed as "independent directors," or those without other ties to the company.

... not a good place to be mentioned in the proxy," said Charles Elson, chair of the University of Delaware's John L. Weinberg Center for Corporate Governance, referring to the related-party section.

The two Image directors not listed as having "related transactions" with the company are its chief executive, Martin W. Greenwald, and Gary Haber, an outside accountant who provides financial advice for artists and entertainers.

Determining whether a director is independent is a subject of debate. Some boards have argued that having directors with some ties to the business is a good thing, because it ensures these directors truly understand the company whose board they sit on. Governance watchdogs say such ties are conflicts that cloud the ability of directors to give impartial counsel.

Regulators—from the Securities and Exchange Commission and Internal Revenue Service to various stock exchanges—have established guidelines to help companies determine when their directors pass muster. Image says that its board is in line with those rules.

"Each of our directors understands their responsibilities and roles as board members of a public company, and ea... has a solid track record of acting ... best interests of the compa... shareholders. Nasdaq and ... have any issues with ... their status with th... neither should ... Borshell, I... citing ... ar...

"The related-party transactions are quite troubling at that company, and it ... for deciding who is and who is not an independent director," said Nell Minow of research firm the Corporate Library in Portland, Maine.

Among the independent Image directors is Lynwood Spinks, a co-founder of **Relativity Media** LLC, a Los Angeles financing and production company. Mr. Spinks joined Image's board as an independent director in August—the same time Image signed a 10-year contract to distribute home video and digital films financed and produced by Relativity Media. As part of that deal, Image granted Relativity 3.4 million common shares.

Director Ira S. Epstein, meanw... works for a law firm that does ... with Image. In fiscal 2006, ... the firm $452,000.

Last year, proxy-... Lewis & Co. reco... withhold the... and two ... Huxle... a...

...ned by a special ...ee to help Image "evaluate ... respond objectively to the Lions Gate proposal," according to an Image press ...

Whether the Lions Gate deal is fair or not, the directors' ties to the company "make it very difficult for the company to show that they looked at the proposals for purchase fairly and independently," said Ms. Minow of the Corporate Library.

There's the rub: Five of the seven directors are listed in the company's proxy statement under the heading of having "certain relationships and related transactions" with Image, even though those five are also billed as "independent directors," or those without other ties to the company.

"The related-party transactions are quite troubling

Whether the Lions Gate deal is fair or not, the directors' ties to the company "make it very difficult for the company to show that they looked at the proposals for purchase fairly and independently," said Ms. Minow of the Corporate Library.

Source: *The Wall Street Journal*, September 6, 2006

22

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Our Nominees

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Need for Responsible Stockholder Representation

- We believe that Image needs new directors who have relevant industry expertise, corporate governance experience through service on corporate boards and who are willing to hold management accountable for performance

- Each of our proposed nominees plans to work closely with management and the Board to develop and implement a plan to create significant stockholder value

- Our independent nominees have extensive experience and records of achievement in:

  - The entertainment industry

    - Nominees have held leadership positions at CinemaStar Luxury Theaters, Starz Entertainment Group, TV Guide, News Corp., SDI Media Group and The Sundance Institute

  - Business and finance

    - Nominees include a noted economist, a former Managing Director at Thomas H. Lee Company and a former McKinsey and Company consultant

  - Corporate governance

    - Many of our nominees have served on the boards of public companies

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Need for Responsible Stockholder Representation

- **Duke K. Bristow, Ph.D.** - noted economist and seasoned pharmaceutical executive
  - Currently professor at the University of California, Los Angeles
  - Formerly held management and corporate finance positions at Eli Lilly & Company
  - Currently director of Landec Corporation (NASDAQ: LNDC)
- **Jack R. Crosby -** extensive experience in the media and entertainment industries
  - Current Chairman and CEO of CinemaStar Luxury Theaters, Inc.
  - Formerly Chairman and CEO of Tescorp, Inc.
  - Formerly Director of Orion Pictures Corporation
- **Edward Huguez** - extensive experience in the media and entertainment industries
  - Currently Executive Vice President at Starz Entertainment Group LLC
  - Formerly COO at INTERVU, Inc
  - Formerly Vice President at DirectTV
- **Joseph J. Incandela** - private equity and operating experience
  - Currently Chief Executive Officer of Cross Country Home Services, a wholly-owned subsidiary of the Cross Country Group
  - Formerly Managing Director at Thomas H. Lee Company
- **Joachim Kiener -** investor who has a deep background in the media, publishing and music industries
  - Formerly Co-President and Co-COO of Gemstar-TV Guide International, Inc. (NASDAQ: GMST)
  - Formerly EVP and COO of HarperCollins Publishers
- **Barry David Perlstein -** skilled entertainment industry executive
  - Currently CEO and director of SDI Media Group, Inc.
  - Formerly management consultant at McKinsey and Company

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Conclusion

- Our proposed slate of directors will enhance stockholder value for all stockholders of Image Entertainment by:

  - Leveraging their corporate governance experience to adopt best practices

  - **Independently** assessing the merits of the company's strategic and financial alternatives

  - Holding management accountable for its actions

See Annex B to our definitive proxy statement, enclosed with this letter and filed with the SEC on September 5, 2006, for a list of participants in the solicitation of proxies

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Appendix A
Introduction to Lionsgate

Lionsgate Films: A Unique Business Model

      

- We focus on what we do best and where we can compete and win:
    - Specialty films
    - Teen and urban comedies
    - Horror

- Our 9,000+ title library of films and television episodes generates $200 million in recurring revenue every year

- We have implemented a disciplined acquisition strategy, successfully acquiring film studios such as Artisan, Trimark and Redbus

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Significant Success in the Past Year
Lionsgate distributes the following films:

      

- 3 Oscar wins – Best Picture, Best Original Screenplay and Achievement in Editing for Crash

- #1 Movie at the Box Office (2 weeks) – Madea's Family Reunion

- #1 Movie at the Box Office – Hostel

- #1 DVD – Saw 2

- #1 DVD – Lord of War

- #1 Rental of all time on Netflix – Crash

- #1 Fitness Video – The Biggest Loser

- #1 ABC Family show – highest rating in history – Wildfire

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Lionsgate Stock Has Significantly Outperformed



* Represents indexed stock price performance beginning September 22, 2001

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Lionsgate: Then and Now

	2000 *	2006 **
Equity Market Cap	$73M	$1,039M
Share Price	$2.38	$9.93
Revenues	$184M	$951M
Theatrical Box Office Market Share	0.4%	3.8%
TV Revenues	$8M***	$133M
DVD Market Share	2%	6%

* As of January 1, 2000, except for revenues, which are for the fiscal year ended March 31, 2000.

** As of September 15, 2006, except for revenues, which are for the fiscal year ended March 31, 2006.

*** 1999 TV Revenues

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Appendix B

Biographies of the Director

Nominees

Need for Responsible Stockholder Representation

- **Duke K. Bristow, Ph.D.** Dr. Bristow, 49, is an economist, experienced executive and nationally-recognized expert on corporate governance who has spent over 15 years at the University of California, Los Angeles researching and teaching corporate governance, corporate finance and entrepreneurship. Dr. Bristow currently serves on the board of Landec Corporation and previously served on the board of Arena Pharmaceuticals. At Landec, Dr. Bristow serves on the Audit and Finance Committee and the Technology Committee. At Arena, Dr. Bristow chaired the Audit Committee and the Governance and Nominating Committee, and he served on the Compensation Committee.

- **Jack R. Crosby.** Mr. Crosby, 79, has over 25 years of executive experience in the media and entertainment industries. He is currently Chairman of the Board of Directors and Chief Executive Officer of CinemaStar Luxury Theaters, Inc., an owner and operator of multi-screen movie theaters in Southern California and Northern Mexico. Previously, he was Chairman of the Board of Directors of Tescorp, Inc., an owner and operator of cable TV systems in Argentina, from its inception in 1980 until it was sold in 1998, and served as Chief Executive Officer from 1991 to 1998.

- **Edward Huguez.** Mr. Huguez, 48, has a track record of success in the media and entertainment industries, having held management positions with several leading companies over the last 14 years. Since 2004, he has been Executive Vice President, Affiliate Sales and Marketing, for Starz Entertainment Group LLC, a provider of premium movie services through the Starz and Encore pay TV channels. Starz is a subsidiary of Liberty Media Corporation. From 2001 to 2003 he was Chairman of the Board, President, and Chief Executive Officer of Midstream Technologies, a provider of network-based on-demand solutions to the cable TV industry.

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Need for Responsible Stockholder Representation

- **Joseph J. Incandela.** Mr. Incandela, 59, has a wide variety of private equity and operating experience. He has been a member of the Board of Advisors of The Cross Country Group, LLC, a privately held provider of roadside services to the domestic automobile industry, since 2003 and Chairman of the Board of Advisors since 2005. Mr. Incandela is the Chief Executive Officer of Cross Country Home Services, a wholly-owned subsidiary of the Cross Country Group. He founded private equity firm Overture Capital Partners in 2000, and was its President until 2004. From 1991 to 1999, Mr. Incandela was a Managing Director of Thomas H. Lee Company, a private equity investment firm.

- **Joachim Kiener.** Mr. Kiener, 53, is an investor who has a deep background in the media, publishing and music industries. He was Chairman and Chief Executive Officer of TV Guide from 1999 until its merger with Gemstar International Group in 2000. After the merger, Mr. Kiener was Co-President and Co-Chief Operating Officer of Gemstar-TV Guide International, Inc. (NASDAQ:GMST), a global media and technology company, where he oversaw the television and magazine businesses.

- **Barry David Perlstein.** Mr. Perlstein, 42, is a skilled entertainment industry executive with specialized knowledge of localizing creative content for global distribution. He has been Chief Executive Officer and a member of the Board of Directors of SDI Media Group, Inc., a provider of localization services to the entertainment industry, since 2004 and its predecessor company, SDI Media, since 2003. Previously, he was President of SDI Media USA, having joined the company through its acquisition of Gelula & Co.

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